Exhibit 99(b)

FPL GROUP, INC.

Certification Of Periodic Report

I, Moray P. Dewhurst, Vice President, Finance and Chief Financial Officer of FPL Group, Inc., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Quarterly Report on Form 10-Q of FPL Group, Inc. for the quarterly period ended June 30, 2002 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of FPL Group, Inc.

Dated: August 9, 2002


MORAY P. DEWHURST
Moray P. Dewhurst
Vice President, Finance
and Chief Financial Officer
